Exhibit 99.1

Newater Technology, Inc. to Hold Extraordinary General Meeting of Shareholders

YANTAI, China, February 10, 2021 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on March 19, 2021 at 8:30 a.m. (Beijing Time), at the Company’s principal executive office located at 1 Ruida Road, Laishan District, Yantai City, Shandong Province, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated September 29, 2020, by and among the Company, Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), and Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Parent (the “Merger Sub”), the plan of merger required to be registered with the Registrar of Corporate Affairs of the British Virgin Islands for the purposes of the merger (the “Plan of Merger”), and any and all transactions contemplated thereby, including the merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the merger, the Merger Sub will merge with and into the Company and cease to exist, with the Company being the surviving company and becoming a wholly-owned subsidiary of the Parent. If consummated, the merger would result in the Company becoming a privately held company, and its common shares, par value US$0.001 per share, would no longer be listed or traded on the NASDAQ Capital Market.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent directors established by the Board, composed solely of directors who are unaffiliated to the management of the Company, or to any person participating as a buyer or rollover shareholder in the merger, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger, and recommends that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger.

Shareholders of record at the close of business in the British Virgin Islands on February 10, 2021 will be entitled to attend and vote at the EGM and any adjournment thereof.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed merger, and related matters, without charge, from the SEC’s website www.sec.gov. Requests for additional copies of the definitive proxy statement should be directed to Morrow Sodali, the Company’s proxy solicitor, at +1 (800) 662-5200 (U.S. Toll-Free) or +1 (203) 658-9400 (Non-U.S. Direct). SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER, AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote, or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

ABOUT NEWATER TECHNOLOGY, INC.

Founded in 2012 and headquartered in Yantai, China, the Company, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. NEWA provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company’s core business includes:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtNEWA.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the transaction are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company
Ning Liu Senior Manager NEWATER TECHNOLOGY INC. Phone: +86 (535) 8012999 +86 15063837878 Email: office@dtnewa.com

3